UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated:  August 5, 2008

Commission File Number: 333-151420

BRITANNIA BULK HOLDINGS INC

Dexter House
2nd Floor
2 Royal Mint Court
London  EC3N 4QN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes ☐                    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Britannia Bulk Holdings Inc. Reports Record Results for the Second Quarter and Six-Month Period Ended June 30, 2008

LONDON, England, August 4, 2008 — Britannia Bulk Holdings Inc (the “Company”) (NYSE:DWT), an international provider of drybulk shipping and maritime logistics services with a focus on transporting drybulk commodities in and out of the Baltic region, announced today its unaudited financial and operating results for the second quarter and six month period ended June 30, 2008.

The Company has also today furnished to the Securities and Exchange Commission under cover of Form 6-K a detailed discussion of the unaudited financial and operational results for the second quarter and six month period ended June 30, 2008.

Corporate Highlights:

On June 23, 2008, Britannia Bulk Holdings successfully completed its Initial Public Offering of 8,333,333 shares of common stock raising approximately $116.3 million in proceeds after underwriting discount.  Britannia Bulk Holdings common shares commenced trading on the New York Stock Exchange (NYSE) on June 18, 2008 under the symbol “DWT.”  The Company used the proceeds to retire existing indebtedness and for general corporate purposes.

Second Quarter 2008 Financial and Operational Highlights:

•                  Revenues increased by 220.9% from the same period last year. Specifically, in the second quarter 2008, the Company had revenue from operations of $353.9 million and Net Income of $31.3 million, before a one-time charge for the early extinguishment of its senior secured notes compared to revenues of $110.3 million and Net Income of $2.9 million for the same period in 2007.  After the one-time charge of $36.9 million related to the early retirement of its senior secured notes, the Company incurred a Net Loss of $5.6 million or $0.28 per share for the second quarter 2008.

•                  EBITDA for the second quarter 2008 was $47.9 million compared to $13.7 million for the same period last year, an increase of 250%.  Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

•                  The average number of vessels in our controlled fleet, which includes our own vessels as well as those we charter in, increased from 45 in Q2 2007 to 78 in Q2 2008.

•                  An average of 13 owned vessels were operated earning an average daily TCE rate of $30,522 compared to 9 vessels earning an average daily TCE rate of $21,019 during the same period in 2007.  Our owned vessel available days increased by 53% to 1,251 in Q2 2008 compared to 817 in Q2 2007.

•                  An average of 56 vessels were chartered in earning an average daily TCE rate of $47,385 compared to 28 vessels earning an average daily TCE rate of $ 26,762 during the same period in 2007.  Our chartered in vessel available days increased by 108% to 5,139 in Q2 2008 from 2,465 in Q2 2007.

•                  Tonnes of cargo shipped during the second quarter 2008 increased by 76.3% to 5,097 tonnes compared to 2,891 tonnes during the same period last year.

First Six Months 2008 Financial and Operational Highlights:

•                  The Company had revenue from operations of $654.1 million and Net Income before a one- time charge for the early extinguishment of its senior secured notes of $62.9 million compared to revenues of $171.6 million and Net Income of $2.8 million for the same period in 2007.  After the one-time charge of $36.9 million related to the early retirement of its senior secured notes in the second quarter of 2008, Net Income for the first six months of 2008 was $26.0 million or $1.35 per share.

•                  EBITDA for the six months 2008 was $ 94.4 million compared to $20.2 million in the same period last year, an increase of   367%.  Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

•                  The average number of vessels in our controlled fleet increased from 39 in the first six months of 2007 to 75 in the first six months of 2008.

•                  An average of 21 owned vessels operated during the first six months of 2008 earning an average daily TCE rate of $28,383 compared to 16 vessels earning an average daily TCE rate of $19,162 during the same period last year.  Our owned vessel available days increased by 74% to 2,418 in the first six months of 2008 compared to 1,389 in the first six months of 2007.

•                  An average of 54 vessels were chartered in during the first six months of 2008 earning an average daily TCE rate of $45,234 compared to 23 vessels earning an average daily TCE rate of $23,647 during the same period last year.  Our chartered in vessel available days increased by 136% to 9,777 in the first six months of 2008 from 4,144 in the first six months of 2007.

•                  Tonnes of cargo shipped during the first six months of 2008 increased by 95.6% to 10,494 tonnes compared to 5,365 tonnes during the same period last year.

•                  The Company generated cash flow from operations of $52.0 million at June 30, 2008, an increase from $11.0 million during the same period of 2007.

Fleet Development:

•                  During the first half of 2008, the Company acquired three additional three vessels expanding its owned fleet to a total of thirteen drybulk carriers. Specifically, in January 2008, the Company acquired and took delivery of a specialist self-unloading ice-class Handysize vessel, the Defiant II, built in 1978, for $5.7 million. In February 2008, the Company acquired and took delivery of two 1995 built, ice-class Handymax vessels, Ice Trader II and Ice Power II, for approximately $71 million in the aggregate.

•                  Currently, the Company owns a fleet of 22 vessels comprised of 13 drybulk vessels, five of which are ice-class, five ocean going ice-class barges and four ice-class tugs. In addition, as of June 30, 2008, the Company had chartered in an additional 53 drybulk vessels adding another 2.9 million dwt in capacity.

•                  On November 8, 2007, the Company entered into agreements for the acquisition of six new-build, ice-class Panamax bulk carrier vessels for $59.4 million each ($356.4 million in the aggregate). The Company expects to take delivery of these vessels by June 30, 2009, September 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010, respectively. Upon delivery of these vessels the Company’s owned fleet will expand to a total of 28 vessels, including 19 drybulk vessels, eleven of which will be ice-class. Based on the Company’s market knowledge there are currently fewer than 10 ice-class Panamax drybulk carriers which are less than 10 years old, and therefore following delivery of these Panamax newbuild vessels, the Company expects to own the largest and most modern fleet of ice class Panamax drybulk vessels in the world. Owning ice class vessels provides the company with a distinct competitive advantage given its main focus on trade routes in the Baltic region.

Management Commentary:

Arvid Tage, Chairman and CEO of Britannia Bulk Holdings commented: “We are pleased to report strong operating results for the second quarter 2008 continuing our track record of profitable growth. We attribute the strong quarter earnings to the increase in demand from our customers for commodities shipped, and an increase in our controlled fleet.  Our ability to maximize our profit through a combination of owned and chartered in vessels has allowed us to realize an increase of 221% in revenues and 979% in Net Income before the one-time charge related to the early retirement of our senior secured notes.

In 2008, we have grown significantly and our business profile has diversified. We transport a broad range of cargoes using a variety of owned and chartered in vessels across a number of trade routes.  In the second quarter of 2008, our Panamax business grew by 534% to represent 53% of our revenues, while Handymax and Handysize vessels account for 29% and 18% of our revenues respectively.

This underlying growth is also reflected in the broader geographic spread of our trade routes. We have grown our North and South American business routes to 21% of our second quarter 2008 revenues compared to 12% for the same time last year. While coal still represented 45% and 32%, respectively, of the cargo we transported in the second quarter of 2008 and 2007, we significantly increased our shipments of fertilizers, agricultural products such as grain and scrap, among other commodities. Time charters accounted for about 42% and 14% respectively of our revenues in the second quarter of 2008 and 2007, representing the second largest use of our total owned and chartered in capacity after shipments of coal.

Our owned fleet has expanded in 2008 to 13 ships in total following the acquisition of 3 vessels since the beginning of the year. At the same time, our chartered in fleet as of June 30, 2008 increased to 53 vessels in the second quarter of 2008 compared to 28 in the same period last year.

This increase in our year over year number of chartered in vessels is a direct result of our commitment to capitalize on the growing demands of our existing and increasing customer base who require additional services during times of strength in the dry bulk market.  This strategy allows us to adjust our fleet based on market conditions without the need to depend on capital for fleet growth.  Going forward, we plan to continue to add to our position of chartered in vessels while at the same time, take advantage of our strong balance sheet, by seeking to enhance our owned fleet through disciplined acquisitions.

The acquisition of the six new-build, ice-class Panamax bulk carrier vessels in due course will further enhance our growth strategy. Upon delivery of these vessels we will increase our leading market position in the ice class segment, which will better serve the needs of our customers who trade in the Baltic region. We believe that our expertise of managing vessels in ice class conditions, and our diversified fleet of owned and chartered in vessels, which allows us to transport cargoes through various trade routes, including smaller ports, creates a competitive advantage.

In closing, the listing of our common shares on the prestigious New York Stock Exchange is a strategic milestone in the long-term development of our company. We believe it will provide us with a significant platform to pursue our growth strategy while at the same time creating attractive returns for our shareholders. Moving forward, we believe that we are strategically positioned to benefit from the strength of drybulk market and the expanding regional trade flows especially in the Baltic region capitalizing on our industry know-how, our strong customer relationships and our commitment to providing our customers with a comprehensive range of transportation and maritime logistics services.”

Dividend Policy:

The Company’s Board of Directors has adopted a dividend policy to pay a regular dividend of up to 30% of our quarterly net income, or such other smaller amount as the Board may deem appropriate. While there is no assurance that the Company will do so, in November 2008 it expects to declare a dividend of $0.28 per share for the quarter ending September 30, 2008.

Reconciliation of EBITDA to Net Income:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	($ in thousands)
Net Income (loss)	(5,559)	2,881	25,987	2,815
Interest expense, net	5,514	4,860	11,205	8,659
Provision for taxes	767	172	909	211
Depreciation and amortization	10,331	5,769	19,477	8,474
Loss on early extinguishment of debt	36,870	—	36,870	—
EBITDA	47,923	13,682	94,448	20,159

EBIDTA represents net income plus net interest expense, income tax expense, depreciation and amortization, EBITDA is included because it is used by management and certain investors as a measure of operating performance.  EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers.  Our management uses EBITDA as a performance measure in consolidating internal financial statements and is presented for review at our board meetings.  EBITDA is also used by our lenders in certain loan covenants.  For these reasons, we believe that EBITDA is a useful measure to present to our investors.  EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows.  The definition of EBITDA used here may not be comparable to that used by other companies.

Conference Call:

The Company’s management will host a conference call tomorrow, Tuesday August 05, 2008 at 10:00 a.m. EDT to discuss the Company’s financial results.  Please note that conference call materials will be made available on the Company’s website prior to the conference call on Tuesday August 5, 2008.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) 1452-542-301 (from outside the US). Please quote “Britannia Bulk”.

Should you require assistance in accessing the earnings conference call, please dial 1(866) 223-0615 (from the US), 0(800) 694-1503 (from the UK) or (+44) 1452-586-513 (from outside the US). Please quote “Britannia Bulk”.

A replay of the conference call will be available until August 12, 2008. The United States replay number is 1(866) 247-4222; the UK replay number is 0(800) 953-1533; and the international replay number is (+44) 1452-550-000. The access code required for the replay is: 56367113 #

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Britannia Bulk Holdings Inc website (www.britbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT BRITANNIA BULK HOLDINGS INC

Britannia Bulk Holdings Inc is an international provider of drybulk shipping and maritime logistics services with a focus on transporting drybulk commodities in and out of the Baltic region.  The current owned fleet consists of 22 vessels, including 13 drybulk vessels, five of which are ice-class, five ocean going ice-class barges, and four ice-class tugs. The Company also charters-in additional vessels to increase its overall deadweight tonnage capacity and enhance its service to its customers.  As at June 30, 2008, the number of chartered-in drybulk vessels under the Company’s control was 53, 9 of which were ice-class.

Company Contact:

Fariyal Khanbabi

Chief Financial Officer

Tel. +44 (0)20 7264 4900

Investor Relations / Media:

Paul Lampoutis

Vice President

Capital Link, Inc.

Tel. (212) 661-7566

E-mail: britanniabulk@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITANNIA BULK HOLDINGS INC

/s/ Fariyal Khanbabi
Date: August 5, 2008	Fariyal Khanbabi Chief Financial Officer and Director